Exhibit h(xvi)

BAILLIE GIFFORD OVERSEAS LIMITED

April 24, 2018

The Bank of New York Mellon

225 Liberty Street, 17th Floor

New York, New York 10286

Attention:  Richard Shaw, Vice President

Re:     Baillie Gifford Overseas Limited — Payment of Certain Fees and Costs under the Credit Agreement for Baillie Gifford Funds

Ladies and Gentlemen:

Reference is made to the Credit Agreement, dated as of May 1, 2017 (as amended by Amendment No. 1 to Credit Agreement, dated as of October 3, 2017, and as further amended by Amendment No. 2 to Credit Agreement, dated as of the date hereof, the “Credit Agreement”), among each corporation and each trust listed on Schedule A hereto and The Bank of New York Mellon, (“BNYM”). This letter agreement is the Fee Letter as defined in the Credit Agreement.  Capitalized terms that are used but not defined in this letter agreement shall have the meanings ascribed to them in the Credit Agreement.

WHEREAS, as an inducement to enter into and make loans under the Credit Agreement, BNYM requires receipt of the payment of certain fees and expenses;

WHEREAS, Baillie Gifford Overseas Limited, a company registered in Scotland (“BGOL”) and the investment manager of each of the Funds, has agreed to pay certain fees and other amounts contemplated hereby on behalf of the Borrowers; and

WHEREAS, it is the intention of BGOL to pay such fees and other amounts for a certain period of time, after which the Borrowers shall be solely responsible for such fees and other amounts;

Now, therefore, in consideration of the recitals and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.              Payor.  “Related Payor” means, with respect to each Borrower, (i) until such Borrower terminates BGOL’s obligations hereunder in accordance herewith, BGOL and (ii) at all other times, such Borrower.  The obligations of the Borrowers hereunder shall be several and not joint.

2.              Payment of the Commitment Fee.  With respect to each Borrower, the Related Payor thereof agrees to pay to BNYM 50% of such Borrower’s Pro-rata Share of a commitment fee (with such Borrower paying the remaining 50% of its Pro-Rata Share) which shall accrue during the period from and including the date on which the Credit Agreement shall have become effective in accordance with Section 9.6 of the Credit Agreement to but excluding the Scheduled Commitment Termination Date at a rate per annum equal to the Commitment Fee Rate on the daily amount of the excess of the Commitment over the aggregate outstanding principal balance of the Loans.  Accrued and unpaid commitment fees shall be payable in arrears on the last Business Day of March, June, September and December of each year, each date on which the Commitment is reduced and on the date on which the Commitment terminates, commencing on the first such date to occur after the date hereof.  All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

3.              Payment of Expenses.  With respect to each Borrower, the Related Payor thereof agrees to pay to BNYM such Borrower’s Pro-rata Share of (i) all reasonable and documented out-of-pocket costs and expenses incurred by the Bank and its Affiliates, including the reasonable and documented fees, charges and disbursements of counsel for the Bank, in connection with the preparation, negotiation, closing and administration of the Loan Documents or any amendments, modifications or waivers of the provisions of any Loan Document (whether or not the transactions contemplated thereby shall be consummated) and (ii) all documented out-of-pocket costs and expenses incurred by the Bank, including the reasonable documented fees and disbursements of counsel, in connection with the enforcement or protection of its rights against BGOL or any Borrower under the Loan Documents, including its rights under this paragraph, or in connection with the Loans made under the Credit Agreement, including all such documented out-of-pocket costs and expenses incurred during any workout, restructuring or negotiations in respect of such Loans, including the reasonable documented fees and disbursements of counsel.

4.              Effect of Letter Agreement.  By executing this letter agreement BGOL shall not be deemed to be a party to the Credit Agreement and shall not be bound by any term or condition thereof except as expressly set forth herein.

5.              Termination of BGOL’s Liability.  Each Borrower may terminate BGOL’s obligations under this letter agreement with respect to such Borrower upon five (5) Business Days’ prior written notice to the Bank.

6.              Miscellaneous.  This letter agreement constitutes a valid and binding obligation of each of the parties hereto.  This letter agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same agreement.  This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard conflict of laws principles that would require the application of the laws of another jurisdiction.

[Signatures on next page.]

Please confirm your agreement with the foregoing by countersigning this letter in the space below, whereupon this letter will be legally binding between us.

Baillie Gifford Overseas Limited

By:	/s/ Dickson Jackson
	Name:	Dickson Jackson
	Title:	Director

Agreed and Accepted as of the date hereof:

The Bank of New York Mellon

By:	/s/ Richard G. Shaw
	Name:	Richard G. Shaw
	Title:	Vice President

Each corporation and each trust listed on Schedule A hereto on behalf of each of its series listed on Schedule A hereto

By:	/s/ Lindsay Cockburn
	Name:	Lindsay Cockburn
	Title:	Treasurer

[Baillie Gifford - Signature Page to Letter Agreement]

Schedule A

Corporations and Trusts	Series
Baillie Gifford Funds	The International Equity Fund
The EAFE Fund
The EAFE Choice Fund
The EAFE Pure Fund
The Long Term Global Growth Equity Fund
The Global Alpha Equity Fund
The Emerging Markets Fund
The International Choice Fund
The U.S. Equity Growth Fund
The Asia Ex Japan Fund
The Global Select Equity Fund
The International Concentrated Growth Fund
The Multi Asset Fund
The Positive Change Equity Fund